Exhibit 99.119

DHX Media licenses Inspector Gadget to Turner Broadcasting internationally

HALIFAX, Dec. 4, 2014 /CNW/ - DHX Media Ltd. ("DHX" or the "Company") (TSX: DHX.A, DHX.B), a key player internationally in the creation of content for families and children, today announced that it has licensed its brand-new kids' series, Inspector Gadget, to Turner Broadcasting for their Boomerang channels across EMEA, Latin America and Asia Pacific.

"Inspector Gadget is one of those classic properties that's perfect for a contemporary version," said Josh Scherba, SVP Distribution at DHX Media. "This series has been updated for the next generation and our deals with these broadcast partners will help ensure Inspector Gadget reaches new fans."

Inspector Gadget is back! Dr. Claw has reactivated his global crime syndicate MAD and the bumbling, multi-tasking detective, Gadget, has been brought out of retirement to save the world! Tagging along with Gadget is his niece Penny and her trusty dog, Brain. Now an agent in training, Penny uses her intelligence, martial arts and high-tech gear to keep her clumsy Uncle Gadget safe from harm - but it won't be easy! Dr. Claw has a secret weapon: his handsome nephew Talon, who is eager to learn a little old-school evil as they try to take over the world.

About DHX Media Ltd.

DHX Media Ltd. (www.dhxmedia.com), a leading creator, producer, marketer and broadcaster of family entertainment, is recognized globally for such brands as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test, and the multi-award winning Degrassi franchise. DHX Media Ltd. is the owner of Family Channel, the most-viewed children's television channel in Canada, as well as the channels Disney Junior (English & French) and Disney XD in Canada. The Company markets and distributes its library of more than 11,000 half-hours of entertainment programming worldwide, and licenses its owned properties through its dedicated consumer products business. DHX Media Ltd.'s full-service international licensing agency, Copyright Promotions Licensing Group Ltd. (CPLG), represents numerous entertainment, sport and design brands. DHX Media Ltd. has offices in Toronto, Vancouver, Halifax, Los Angeles, London, Paris, Barcelona, Milan, Munich and Amsterdam, and is listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B.

Disclaimer

This press release contains forward looking statements with respect to DHX including the debut and distribution of the series. Although the Company believes that the expectations reflected in such forward looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results may differ materially from those expressed or implied by such forward looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include risks factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's Annual Information Form for the year ended June 30, 2014, and annual Management Discussion and Analysis. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

SOURCE DHX Media Ltd.

%SEDAR: 00023380E

For further information: Investor relations, please contact: Joann Head - Manager, Investor Relations, DHX Media Ltd., joann.head@dhxmedia.com, +1 416-977-7018; Media, please contact: Shaun Smith - Director, Corporate Communications, DHX Media Ltd., shaun.smith@dhxmedia.com, +1 416-977-7230

CO: DHX Media Ltd.

CNW 08:00e 04-DEC-14